SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 So Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Fourth Quarter 2009 Results March 04, 2010 Page 1

AMBEV REPORTS 2009 FOURTH QUARTER RESULTS UNDER IFRS

São Paulo, March 04, 2010– Companhia de Bebidas das Americas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2009 fourth quarter (Q4 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and twelve months period ended December 31, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Otherwise stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before special items. Special items are either income or expenses, which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2008 (Q4 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 13.9% driven by volume growth in Brazil and HILA-Ex as well as price increases across our regions, which drove Net Revenue/hl growth of 7.3% in the period. Organic volume growth of 6.1% in the period was driven by a 11.6% volume growth in Brazil and 11% of volume growth in HILA-Ex, which was partly offset by volume contraction of 6.5% in Latin America South and 5.6% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 3.1% due to higher packaging costs, which were partly offset in the quarter by gains in commodity hedges, lower prices for PET and corn and productivity initiatives. SG&A expenses (excl. depreciation & amortization) increased organically by 30.1% driven by volume growth, inflation, investment in the market to support innovations and accruals for variable compensation in the period.

EBITDA, Operating Cash Flow and Net Income: Our Normalized EBITDA reached R$3,021.3 million in Q4 2009, an organic growth of +9.1%, while margin contracted 200bps in the period to 44.6%, mainly due to higher accruals for variable compensation. Excluding these effects, Normalized EBITDA would have grown by 13% and margins would have dropped by 40 bps. Operating cash flow generation was R$3,307.6 million in Q4 2009, an increase of 14.2% as compared to 2008. Our Normalized Net income was R$1,794.4 million (+2.6%) in Q4 2009 while our Normalized Earnings per share (EPS) grew 2.2%.

Payout: In Q4 2009, we paid R$ 1.8 billion in dividends and R$ 0.5 billion in interest on own capital (IOC). There were no share buybacks in the quarter. During 2009, our payout reached a total amount of R$ 3.6 billion, between dividends and IOC.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	4Q08	4Q09	Reported	Organic	YTD 08	YTD 09	Reported	Organic
Total volumes	43,955.7	47,032.6	7.0%	6.1%	146,962.8	154,722.3	5.3%	5.1%
Beer	31,387.4	33,655.0	7.2%	7.1%	105,016.4	110,686.5	5.4%	5.9%
CSD and NANC	12,568.4	13,377.6	6.4%	3.5%	41,946.4	44,035.8	5.0%	3.0%

Net sales	6,365.5	6,778.6	6.5%	13.9%	20,713.2	23,194.0	12.0%	11.1%
Gross profit	4,165.9	4,527.0	8.7%	16.3%	13,495.5	15,462.1	14.6%	13.8%
Gross margin	65.4%	66.8%	130 bps	140 bps	65.2%	66.7%	150 bps	160 bps
EBITDA	2,918.5	3,017.8	3.4%	10.7%	9,115.1	10,557.7	15.8%	15.2%
EBITDA margin	45.8%	44.5%	-130 bps	-130 bps	44.0%	45.5%	150 bps	170 bps
Normalized EBITDA	2,965.8	3,021.3	1.9%	9.1%	9,174.3	10,361.1	12.9%	12.3%
Normalized EBITDA margin	46.6%	44.6%	-200 bps	-200 bps	44.3%	44.7%	40 bps	50 bps
Net Income - AmBev holders	1,701.1	1,790.9	5.3%		5,119.1	5,986.0	16.9%
Normalized Net Income - AmBev holders	1,748.3	1,794.4	2.6%		5,178.3	5,789.5	11.8%
No. of share outstanding (millions)	614.0	616.4			614.0	616.4
EPS (R$/shares)	2.77	2.91	4.9%		8.34	9.71	16.5%
Normalized EPS	2.85	2.91	2.2%		8.43	9.39	11.4%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Fourth Quarter 2009 Results
March 04, 2010

SUMMARY

During the fourth quarter our normalized consolidated EBITDA was R$3,021.3 million, a 9.1% organic increase, while our EBITDA for the full year of 2009, reached R$10,361.1 million, representing an organic increase of 12.3% versus 2008. Our EBITDA Margin for the quarter declined by 200 bps, whereas our EBITDA Margin for the year grew by 50 bps. Consolidated volumes increased by 6.1% in Q4 2009 and by 5.1% for the FY09, mainly due to strong volume growth in Brazil.

In Brazil, positive macro-economic fundamentals continued supporting industry growth. Further, our successful innovations continued to trigger beer volume growth, which increased 12.1% in the quarter and 9.9% for the full year. Our CSD & Nanc business also performed very well and delivered a 10.3% volume growth for the 4Q09 and 8.1% growth for the full year.

Our Normalized Brazil EBITDA increased by 11.0% in the quarter, with margins contracting 310bps. During 2009, Brazil EBITDA grew double-digits by 12.2%, reaching an EBITDA Margin of 48.8%, flat compared to 2008.  As we have previously stated throughout the year, in 2009, higher accruals for variable compensation have negatively impacted our results when compared to last year.

“We are very pleased with our results in 2009. When we started the year, we decided to focus on two priorities: innovation and productivity. They have both proven to be sucessful tools, as demonstrated by our figures in 2009, and which I believe will help us to build the basis for growth for the short and long term.”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

HILA-ex reported important volume increase of 11% and EBITDA organic growth of R$17.8 million in the quarter. João Castro Neves comments: “Our people in HILA-Ex continue to improve results, focusing in our long-term objectives for the region”.

Latin America South contributed with Normalized EBITDA of R$518.0 million (+13.3%) in the period, despite poor industry performance across the region. Despite weak volumes, revenue management initiatives and efficiency gains in COGS allowed us to expand margins in Q4 2009 by 110 bps. “We have been able to maintain a double-digit EBITDA growth in the period and for the full year despite industry contraction observed throughout the region. Our volumes suffered due to a weaker industry and tough comparables with 2008. However, we overcame this challenging enviroment with revenue management initiatives, cost discipline and strong support to our mainstream brands”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$305.2 million in the quarter, registering an organic decline with a margin contraction of 350 bps. For the full year, Canada’s EBITDA remained almost flat as compared to 2008, despite industry volume’s decline and a difficult market landscape. “During 2009, we faced a decline in beer industry volume and a challenging competitive scenario, which resulted in market share losses in the second half of the year. We have not seen changes in these trends so far, but we are determined to resume our growth path. We are confident we have the plans in place for achieving our two priorities for 2010: market share and profitability.  That said, we should have a tough start in the first half of the year compared to 2009, driven by marketing phasing and share evolution, while results should improve for the second half of the year.” says Bary Benun, President for Labatt.

Overall, we are pleased with our consolidated performance in 2009, where we registered double-digit EBITDA growth with operating cash flow growing by 23.7% in the year. During 2009, our total payout reached R$ 3.6 billion and our EPS increased by 16.5% compared to 2008.

“Our results in 2009 have been achieved according to our cost-connect-win approach. We focused on maintaining world-class efficiency, which drives every part of our production, supply, planning and sales cycle and which helps us turn non-working money into working money. By realizing these savings and investing more in connecting with consumers we managed to win preference among the marketplace in a profitable way. All these achievements are the result of the commitment of our people, who are our main assets and who have a constant drive to overperform the industry with outstanding execution, despite challenging conditions in many of the markets where we operate.” says João Castro Neves, CEO for AmBev.

 Looking towards 2010, our priorities do not differ much from 2009. Productivity and innovation will remain on the top of the list, as we strongly believe both are key to guarantee our growth in the long-term.

We expect COGS per hectoliter for beer next year to grow in line with inflation, taking into account our FX hedge rate for 2010 of 1.99 BRL/USD compared to 1.88 BRL/USD in 2009.

Fourth Quarter 2009 Results
March 04, 2010

Finally, we will continue to pursue opportunities to improve our working capital while investing to increase capacity and meet demand. Per the announcement we made this month, CAPEX for Brazil should reach between R$1.3 to R$1.5 billion, and in the absence of any additional tax burden to respond to potential further industry growth during 2010, these investments may reach up to R$ 2 billion.

AmBev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Net Revenue	6,365.5	62.9	(535.2)	885.4	6,778.6	6.5%	13.9%
Cost of Goods Sold (COGS)	(2,199.6)	(52.8)	208.8	(208.0)	(2,251.6)	2.4%	9.5%
Gross Profit	4,165.9	10.1	(326.3)	677.4	4,527.0	8.7%	16.3%
Selling, General and Administrative (SG&A)	(1,742.5)	(28.3)	162.3	(421.8)	(2,030.3)	16.5%	24.2%
Other operating income	123.9	2.0	(30.3)	66.1	161.7	30.5%	53.4%
Normalized Operating Income (normalized EBIT)	2,547.3	(16.2)	(194.3)	321.7	2,658.5	4.4%	12.6%
Special items above EBIT	(47.3)		2.2	41.6	(3.5)	nm	nm
Net Financial Results	(330.7)				(164.8)	-50.2%
Share of results of associates	(1.5)				0.2	nm
Income Tax expense	(432.3)				(725.9)	67.9%
Net income	1,735.5				1,764.4	1.7%
Attributable to AmBev holders	1,701.1				1,790.9	5.3%
Atributable to minority interests	34.4				(26.5)	nm

Normalized EBITDA	2,965.8	(3.2)	(211.5)	270.3	3,021.3	1.9%	9.1%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Net Revenue	20,713.2	65.1	129.3	2,286.4	23,194.0	12.0%	11.1%
Cost of Goods Sold (COGS)	(7,217.6)	(48.2)	(46.3)	(419.8)	(7,731.9)	7.1%	5.8%
Gross Profit	13,495.5	17.0	83.0	1,866.6	15,462.1	14.6%	13.8%
Selling, General and Administrative (SG&A)	(5,993.3)	(14.0)	(70.7)	(942.0)	(7,020.1)	17.1%	15.8%
Other operating income	383.5	2.1	11.1	142.6	539.3	40.6%	37.2%
Normalized Operating Income (normalized EBIT)	7,885.7	5.1	23.4	1,067.1	8,981.3	13.9%	13.5%
Special items above EBIT	(59.2)		(3.8)	259.6	196.6	nm	nm
Net Financial Results	(1,190.8)				(982.1)	-17.5%
Share of results of associates	2.3				0.7	-70.8%
Income Tax expense	(1,447.2)				(2,208.1)	52.6%
Net income	5,190.9				5,988.3	15.4%
Attributable to AmBev holders	5,119.1				5,986.0	16.9%
Atributable to minority interests	71.8				2.3	-96.8%

Normalized EBITDA	9,174.3	18.8	36.1	1,131.9	10,361.1	12.9%	12.3%

Fourth Quarter 2009 Results
March 04, 2010

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q4 2006 and Q4 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Fourth Quarter 2009 Results
March 04, 2010

AmBev Consolidated

The following table sets forth the consolidated results of AmBev for Q4 2009 and for our twelve-month period (YTD09).

AmBev delivered Normalized EBITDA of R$3,021.3 million in the quarter with a margin contraction of 200 bps. Top line growth continued to exceed volume growth and our COGS/hl grew well below inflation in the period. However, timing of certain investments and higher accruals for variable compensation versus last year adversely impacted our operational leverage in the period.

Our EBITDA for the full year reached R$10,361.1 million representing an organic growth of 12.3% and an organic margin expansion of 50 bps to 44.7%.

AmBev Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	43,955.7	395.3		2,681.6	47,032.6	7.0%	6.1%
Net Revenue	6,365.5	62.9	(535.2)	885.4	6,778.6	6.5%	13.9%
Net Revenue/hl	144.8	0.1	(11.4)	10.6	144.1	-0.5%	7.3%
COGS	(2,199.6)	(52.8)	208.8	(208.0)	(2,251.6)	2.4%	9.5%
COGS/hl	(50.0)	(0.7)	4.4	(1.5)	(47.9)	-4.3%	3.1%
Gross Profit	4,165.9	10.1	(326.3)	677.4	4,527.0	8.7%	16.3%
Gross Margin	65.4%				66.8%	130 bps	140 bps
SG&A excl. deprec.&amort.	(1,537.4)	(18.6)	(198.8)	(463.1)	(2,217.9)	44.3%	30.1%
SG&A deprec.&amort.	(205.1)	(9.6)	13.5	41.3	(160.0)	-22.0%	-20.1%
SG&A Total	(1,742.5)	(28.3)	162.3	(421.8)	(2,030.3)	16.5%	24.2%
Other operating income	123.9	2.0	(30.3)	66.1	161.7	30.5%	53.4%
Normalized EBIT	2,547.3	(16.2)	(194.3)	321.7	2,658.5	4.4%	12.6%
Normalized EBIT Margin	40.0%				39.2%	-80 bps	-40 bps
Normalized EBITDA	2,965.8	(3.2)	(211.5)	270.3	3,021.3	1.9%	9.1%
Normalized EBITDA Margin	46.6%				44.6%	-200 bps	-200 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	146,962.8	312.6		7,446.9	154,722.3	5.3%	5.1%
Net Revenue	20,713.2	65.1	129.3	2,286.4	23,194.0	12.0%	11.1%
Net Revenue/hl	140.9	0.1	0.8	8.0	149.9	6.4%	5.7%
COGS	(7,217.6)	(48.2)	(46.3)	(419.8)	(7,731.9)	7.1%	5.8%
COGS/hl	(49.1)	(0.2)	(0.3)	(0.3)	(50.0)	1.8%	0.7%
Gross Profit	13,495.5	17.0	83.0	1,866.6	15,462.1	14.6%	13.8%
Gross Margin	65.2%				66.7%	150 bps	160 bps
SG&A excl. deprec.&amort.	(5,404.4)	(4.1)	(62.6)	(932.8)	(6,403.9)	18.5%	17.4%
SG&A deprec.&amort.	(588.9)	(9.9)	(8.1)	(9.2)	(616.2)	4.6%	1.6%
SG&A Total	(5,993.3)	(14.0)	(70.7)	(942.0)	(7,020.1)	17.1%	15.8%
Other operating income	383.5	2.1	11.1	142.6	539.3	40.6%	37.2%
Normalized EBIT	7,885.7	5.1	23.4	1,067.1	8,981.3	13.9%	13.5%
Normalized EBIT Margin	38.1%				38.7%	70 bps	90 bps
Normalized EBITDA	9,174.3	18.8	36.1	1,131.9	10,361.1	12.9%	12.3%
Normalized EBITDA Margin	44.3%				44.7%	40 bps	50 bps

Fourth Quarter 2009 Results
March 04, 2010

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$2,198.2 million in the quarter with margin contraction of 270 bps. LAN’s year to date EBITDA totaled R$7,079.9 million representing an organic growth of 13.1% and an organic margin expansion of 30 bps to 45.9%.

LAN Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	30,497.7			3,535.3	34,033.0	11.6%	11.6%
Net Revenue	4,134.8	33.3	(52.0)	781.3	4,897.4	18.4%	18.9%
Net Revenue/hl	135.6	1.1	(1.5)	8.8	143.9	6.1%	6.5%
COGS	(1,366.0)	(34.6)	28.9	(214.2)	(1,585.9)	16.1%	15.7%
COGS/hl	(44.8)	(1.1)	0.8	(1.5)	(46.6)	4.0%	3.4%
Gross Profit	2,768.8	(1.3)	(23.1)	567.1	3,311.5	19.6%	20.5%
Gross Margin	67.0%				67.6%	70 bps	90 bps
SG&A excl. deprec.&amort.	(1,010.7)	(16.6)	28.9	(383.5)	(1,381.8)	36.7%	37.9%
SG&A deprec.&amort.	(168.6)	(9.6)	3.6	46.1	(128.5)	-23.8%	-27.4%
SG&A Total	(1,179.3)	(26.1)	32.5	(337.4)	(1,510.3)	28.1%	28.6%
Other operating income	101.9	2.0	(11.3)	73.8	166.4	63.3%	72.4%
Normalized EBIT	1,691.4	(25.4)	(1.8)	303.4	1,967.6	16.3%	17.9%
Normalized EBIT Margin	40.9%				40.2%	-70 bps	-30 bps
Normalized EBITDA	1,970.8	(12.4)	2.4	237.4	2,198.2	11.5%	12.0%
Normalized EBITDA Margin	47.7%				44.9%	-280 bps	-270 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	101,518.0	(607.8)		8,885.8	109,796.1	8.2%	8.8%
Net Revenue	13,671.9	(5.9)	55.3	1,692.8	15,414.2	12.7%	12.4%
Net Revenue/hl	134.7	0.8	0.5	4.5	140.4	4.2%	3.3%
COGS	(4,602.1)	(5.0)	(33.7)	(259.9)	(4,900.7)	6.5%	5.7%
COGS/hl	(45.3)	(0.3)	(0.3)	1.3	(44.6)	-1.5%	-2.9%
Gross Profit	9,069.8	(10.9)	21.6	1,432.9	10,513.4	15.9%	15.8%
Gross Margin	66.3%				68.2%	190 bps	200 bps
SG&A excl. deprec.&amort.	(3,531.1)	12.1	(29.5)	(818.1)	(4,366.6)	23.7%	23.4%
SG&A deprec.&amort.	(464.4)	(9.6)	(3.5)	(12.2)	(489.6)	5.4%	2.6%
SG&A Total	(3,995.4)	2.5	(33.0)	(830.3)	(4,856.2)	21.5%	20.9%
Other operating income	335.6	2.0	1.5	210.4	549.501	63.7%	62.7%
Normalized EBIT	5,410.0	(6.3)	(10.0)	813.0	6,206.7	14.7%	15.0%
Normalized EBIT Margin	39.6%				40.3%	70 bps	90 bps
Normalized EBITDA	6,256.2	6.7	(4.1)	821.1	7,079.9	13.2%	13.1%
Normalized EBITDA Margin	45.8%				45.9%	20 bps	30 bps

Fourth quarter 2009 Results
March 04, 2010

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$2,219.8 million in the quarter, representing an organic growth of +11.0% and a margin contraction of 310 bps to 47.6%. Year to date our Normalized EBITDA totaled R$7,138.3 million, increasing 12.2% versus last year.

Our performance in Brazil for the fourth quarter and year to date 2009 continues to be significantly impacted by SG&A growth driven by accruals for variable compensation. This is because, contrary to 2009, Brazil did not have any variable compensation in 2008. This should not be an important driver for SG&A growth in the ordinary course of business.

Excluding our accruals for variable compensation, our Brazil cash SG&A would have increased by 27.7% and 16.5% in the three and twelve months period ended in December, respectively, while our Brazil EBITDA for the same periods would have increased by 16.4% and 17.0%, respectively.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	28,801.8			3,348.6	32,150.3	11.6%	11.6%
Net Revenue	3,941.9			717.3	4,659.2	18.2%	18.2%
Net Revenue/hl	136.9			8.1	144.9	5.9%	5.9%
COGS	(1,226.4)			(205.4)	(1,431.8)	16.7%	16.7%
COGS/hl	(42.6)			(2.0)	(44.5)	4.6%	4.6%
Gross Profit	2,715.4			511.9	3,227.4	18.9%	18.9%
Gross Margin	68.9%				69.3%	40 bps	40 bps
SG&A excl. deprec.&amort.	(907.5)			(359.5)	(1,266.9)	39.6%	39.6%
SG&A deprec.&amort.	(156.0)			46.9	(109.1)	-30.1%	-30.1%
SG&A Total	(1,063.5)			(312.6)	(1,376.1)	29.4%	29.4%
Other operating income	94.6			73.0	167.6	77.2%	77.2%
Normalized EBIT	1,746.5			272.4	2,018.9	15.6%	15.6%
Normalized EBIT Margin	44.3%				43.3%	-100 bps	-100 bps
Normalized EBITDA	2,000.2			219.6	2,219.8	11.0%	11.0%
Normalized EBITDA Margin	50.7%				47.6%	-310 bps	-310 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	95,093.9	(607.8)		8,911.8	103,397.8	8.7%	9.4%
Net Revenue	13,058.7	(39.2)		1,612.6	14,632.1	12.0%	12.4%
Net Revenue/hl	137.3	0.5		3.7	141.5	3.0%	2.7%
COGS	(4,181.2)	29.6		(259.7)	(4,411.3)	5.5%	6.3%
COGS/hl	(44.0)	0.0		1.3	(42.7)	-3.0%	-2.9%
Gross Profit	8,877.6	(9.6)		1,352.8	10,220.8	15.1%	15.3%
Gross Margin	67.9%				69.9%	190 bps	180 bps
SG&A excl. deprec.&amort.	(3,184.7)	28.7		(798.6)	(3,954.6)	24.2%	25.3%
SG&A deprec.&amort.	(427.2)			(2.7)	(429.9)	0.6%	0.6%
SG&A Total	(3,611.8)	28.7		(801.3)	(4,384.5)	21.4%	22.4%
Other operating income	309.5	0.0		214.1	523.6	69.2%	69.2%
Normalized EBIT	5,575.2	19.1		765.6	6,359.9	14.1%	13.7%
Normalized EBIT Margin	42.7%				43.5%	80 bps	50 bps
Normalized EBITDA	6,342.4	19.1		776.8	7,138.3	12.5%	12.2%
Normalized EBITDA Margin	48.6%				48.8%	20 bps	bps

Fourth quarter 2009 Results
March 04, 2010

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	21,183.7			2,566.9	23,750.6	12.1%	12.1%
Net Revenue	3,242.8			616.0	3,858.8	19.0%	19.0%
Net Revenue/hl	153.1			9.4	162.5	6.1%	6.1%
COGS	(952.4)			(166.2)	(1,118.6)	17.4%	17.4%
COGS/hl	(45.0)			(2.1)	(47.1)	4.8%	4.8%
Gross Profit	2,290.4			449.9	2,740.3	19.6%	19.6%
Gross Margin	70.6%				71.0%	40 bps	40 bps
SG&A excl. deprec.&amort.	(776.5)			(312.2)	(1,088.7)	40.2%	40.2%
SG&A deprec.&amort.	(127.9)			45.0	(82.9)	-35.2%	-35.2%
SG&A Total	(904.4)			(267.2)	(1,171.6)	29.5%	29.5%
Other operating income	56.4			65.0	121.4	115.4%	115.4%
Normalized EBIT	1,442.4			247.7	1,690.1	17.2%	17.2%
Normalized EBIT Margin	44.5%				43.8%	-70 bps	-70 bps
Normalized EBITDA	1,646.2			189.7	1,836.0	11.5%	11.5%
Normalized EBITDA Margin	50.8%				47.6%	-320 bps	-320 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	69,960.9	(563.2)		6,879.9	76,277.6	9.0%	9.9%
Net Revenue	10,759.5	(35.2)		1,340.4	12,064.7	12.1%	12.5%
Net Revenue/hl	153.8	0.7		3.6	158.2	2.8%	2.4%
COGS	(3,224.3)	26.6		(214.3)	(3,411.9)	5.8%	6.7%
COGS/hl	(46.1)	0.0		1.3	(44.7)	-2.9%	-2.9%
Gross Profit	7,535.3	(8.6)		1,126.1	8,652.8	14.8%	15.0%
Gross Margin	70.0%				71.7%	170 bps	150 bps
SG&A excl. deprec.&amort.	(2,742.2)	25.9		(711.6)	(3,427.9)	25.0%	26.2%
SG&A deprec.&amort.	(353.2)			26.6	(326.6)	-7.5%	-7.5%
SG&A Total	(3,095.4)	25.9		(685.0)	(3,754.4)	21.3%	22.3%
Other operating income	221.9	0.0		170.6	392.5	76.9%	76.9%
Normalized EBIT	4,661.8	17.3		611.7	5,290.8	13.5%	13.1%
Normalized EBIT Margin	43.3%				43.9%	50 bps	30 bps
Normalized EBITDA	5,286.5	17.3		579.9	5,883.7	11.3%	10.9%
Normalized EBITDA Margin	49.1%				48.8%	-40 bps	-70 bps

Our beer volumes in Brazil grew 12.1% during Q4 2009 driven by real growth in consumer disposable income and higher average market share in the quarter (+160 bps according to Nielsen). Volumes for the FY09 increased by 9.9% as a result of improved economic conditions and higher market share in the period supported by the good performance of our innovations.

Net Revenue/hl increased 6.1% in Q4 2009, due mainly to our price increases during the period; whereas for the full year, Net Revenue/hl grew by 2.4%, as our price increases continue to be offset by higher than inflation increases in taxes and negative packaging mix.

COGS/hl increased by 4,8% in the quarter due to higher packaging costs. For the year, we were able to more than offset general inflation as a result of better USD hedge rates for the year and our productivity initiatives, which resulted in a COGS/HL decline of 2.9% year over year.

SG&A excluding depreciation and amortization increased by 40.2% organically in the period due to volume growth, general inflation, incremental investments to support our innovations, channel mix and higher accruals for variable compensation.

Beer Brazil Normalized EBITDA increased by 11.5% reaching R$1,836.0 million in the quarter. In 2009, EBITDA grew by 10.9%, reaching R$5,883.7 million, with margin contracting by 70 bps and standing at 48.8%.

Fourth quarter 2009 Results
March 04, 2010

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	7,618.1			781.6	8,399.7	10.3%	10.3%
Net Revenue	699.1			101.3	800.4	14.5%	14.5%
Net Revenue/hl	91.8			3.5	95.3	3.8%	3.8%
COGS	(274.0)			(39.2)	(313.2)	14.3%	14.3%
COGS/hl	(36.0)			(1.3)	(37.3)	3.7%	3.7%
Gross Profit	425.0			62.1	487.1	14.6%	14.6%
Gross Margin	60.8%				60.9%	10 bps	10 bps
SG&A excl. deprec.&amort.	(131.0)			(47.3)	(178.2)	36.1%	36.1%
SG&A deprec.&amort.	(28.1)			1.9	(26.2)	-6.8%	-6.8%
SG&A Total	(159.1)			(45.4)	(204.5)	28.5%	28.5%
Other operating income	38.2			8.0	46.2	21.0%	21.0%
Normalized EBIT	304.1			24.7	328.8	8.1%	8.1%
Normalized EBIT Margin	43.5%				41.1%	-240 bps	-240 bps
Normalized EBITDA	354.0			29.8	383.8	8.4%	8.4%
Normalized EBITDA Margin	50.6%				48.0%	-270 bps	-270 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	25,132.9	(44.6)		2,031.9	27,120.3	7.9%	8.1%
Net Revenue	2,299.2	(4.0)		272.2	2,567.4	11.7%	11.9%
Net Revenue/hl	91.5	0.0		3.2	94.7	3.5%	3.5%
COGS	(956.9)	3.0		(45.5)	(999.4)	4.4%	4.8%
COGS/hl	(38.1)	0.1		1.2	(36.8)	-3.2%	-3.1%
Gross Profit	1,342.3	(1.0)		226.7	1,568.0	16.8%	16.9%
Gross Margin	58.4%				61.1%	270 bps	260 bps
SG&A excl. deprec.&amort.	(442.5)	2.7		(87.0)	(526.7)	19.0%	19.8%
SG&A deprec.&amort.	(74.0)			(29.3)	(103.3)	39.6%	39.6%
SG&A Total	(516.5)	2.7		(116.3)	(630.0)	22.0%	22.6%
Other operating income	87.6	0.0		43.5	131.1	49.6%	49.6%
Normalized EBIT	913.4	1.8		153.9	1,069.1	17.0%	16.8%
Normalized EBIT Margin	39.7%				41.6%	190 bps	180 bps
Normalized EBITDA	1,055.9	1.8		197.0	1,254.6	18.8%	18.6%
Normalized EBITDA Margin	45.9%				48.9%	290 bps	280 bps

Our CSD&Nanc Brazil business posted organic volume growth of 10.3% as a result of increase in disposable income and an improvement of 40 bps in the average market share for the quarter. For the FY09, CSD&Nanc volumes increased by 8.1%, as a result of improved macroeconomic and industry conditions, plus an increase in market share of 70 bps for the year, standing at 17.8%.

Net Revenues/hl grew 3.8% organically in the period and 3.5% for the full year, as we continue to take advantage of price increases in certain regions, partly offset by higher taxes on sales and product mix.

COGS/hl increased by 3.7% as a result of higher packaging costs and higher sugar hedged prices. For the full year, COGS/hl decreased by 3.1% as a result of better USD fixed rates, lower prices for non-hedged commodities (such as corn and PET) and productivity initiatives, partially offset by higher sugar prices. We anticipate even higher sugar prices for 2010 and this will put pressure on CSD & NANC overall business profitability leading to margins contraction.

SG&A excluding depreciation and amortization increased 36.1% in the last quarter and 19.8% in the year, as a result of general inflation, higher volumes, higher accruals for variable compensation and marketing investments in order to support our innovations.

CSD & Nanc Brazil Normalized EBITDA increased by 8.4 % and reached R$383.8 million in the quarter, with year-to-date organic growth at 18.6%. EBITDA for the full year reached R$1,254.6 million reaching a margin of 48.9%, an increase of 280 bps year over year.

Fourth quarter 2009 Results
March 04, 2010

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl) - Total	1,695.9			186.8	1,882.7	11.0%	11.0%
Beer Volume ('000 hl)	725.4			81.6	807.0	11.3%	11.3%
CSD Volume ('000 hl)	970.5			105.2	1,075.7	10.8%	10.8%
Net Revenue	192.9	33.3	(52.0)	64.0	238.2	23.5%	33.2%
Net Revenue/hl	113.7	19.7	(27.6)	20.8	126.5	11.2%	18.2%
COGS	(139.6)	(34.6)	28.9	(8.9)	(154.1)	10.4%	6.3%
COGS/hl	(82.3)	(20.4)	15.4	5.5	(81.9)	-0.5%	-6.7%
Gross Profit	53.3	(1.3)	(23.1)	55.1	84.1	57.7%	103.4%
Gross Margin	27.6%				35.3%	770 bps	1460 bps
SG&A excl. deprec.&amort.	(103.2)	(16.6)	28.9	(24.1)	(114.9)	11.3%	23.3%
SG&A deprec.&amort.	(12.6)	(9.6)	3.6	(0.8)	(19.4)	53.6%	6.2%
SG&A Total	(115.8)	(26.1)	32.5	(24.8)	(134.2)	15.9%	21.4%
Other operating income/expenses	7.3	2.0	(11.3)	0.8	(1.2)	nm	nm
Normalized EBIT	(55.1)	(25.4)	(1.8)	31.0	(51.3)	nm	nm
Normalized EBIT Margin	-28.6%				-21.5%	nm	nm
Normalized EBITDA	(29.5)	(12.4)	2.4	17.8	(21.6)	nm	nm
Normalized EBITDA Margin	-15.3%				-9.1%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl) - Total	6,424.1			(25.9)	6,398.2	-0.4%	-0.4%
Beer Volume ('000 hl)	2,881.2			(241.9)	2,639.2	-8.4%	-8.4%
CSD Volume ('000 hl)	3,543.0			216.0	3,759.0	6.1%	6.1%
Net Revenue	613.2	33.3	55.3	80.2	782.1	27.5%	13.1%
Net Revenue/hl	95.5	5.2	8.6	12.9	122.2	28.1%	13.6%
COGS	(421.0)	(34.6)	(33.7)	(0.1)	(489.5)	16.3%	0.0%
COGS/hl	(65.5)	(5.4)	(5.3)	(0.3)	(76.5)	16.7%	0.5%
Gross Profit	192.2	(1.3)	21.6	80.1	292.7	52.2%	41.7%
Gross Margin	31.3%				37.4%	610 bps	790 bps
SG&A excl. deprec.&amort.	(346.4)	(16.6)	(29.5)	(19.5)	(412.0)	18.9%	5.6%
SG&A deprec.&amort.	(37.2)	(9.6)	(3.5)	(9.5)	(59.7)	60.6%	25.5%
SG&A Total	(383.6)	(26.1)	(33.0)	(29.0)	(471.7)	23.0%	7.6%
Other operating income/expenses	26.1	2.0	1.5	(3.6)	25.9	-0.6%	-13.9%
Normalized EBIT	(165.3)	(25.4)	(10.0)	47.5	(153.2)	nm	nm
Normalized EBIT Margin	-27.0%				-19.6%	nm	nm
Normalized EBITDA	(86.2)	(12.4)	(4.1)	44.3	(58.4)	nm	nm
Normalized EBITDA Margin	-14.1%				-7.5%	nm	nm

HILA-ex volumes increased by 11.0% in Q4 2009, as a result of good performances mainly in Peru, Venezuela and the Dominican Republic. However, for the full year, volumes decreased by 0.4%, as a result of weak industry performance in most of the countries where we operate. Despite difficult market conditions, we reached our highest market share in the Dominican Republic; in Venezuela, the re-launch of Zulia was an important step to improve our market share and our profitability, while Peru continues to grow as a result of our focus on brand initiatives and production efficiencies.

Net Revenue per hectoliter was up 18.2% due to pricing in line with inflation in the period, and increased by 13.6% for the full-year. COGS/hl decreased by 6.7 % in the quarter and was almost flat for the year as a result of lower commodity prices and productivity gains. SG&A expenses, excluding depreciation and amortization, increased by 23.3% in the quarter, as a result of higher marketing investments for the summer season. However it increased only by 5.6% for the full year, due to efficiency initiatives and lower labor costs. Despite still being negative, HILA’s EBITDA improved by R$17.8 million in the quarter and by R$44.3 million for the full year.

Fourth quarter 2009 Results
March 04, 2010

Latin America South (LAS) - Quinsa

Our countries in the region continue to face significant industry volume decline. However, our LAS operation achieved an organic EBITDA growth of 13.3% and a consolidated EBITDA of R$518.0 million in the quarter with a margin expansion of 110 bps, reaching 48.8%. Strong revenue management and cost savings continue to drive our results in the region, which were partly offset by lower volumes and labor inflation pressures.

LAS Results			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	10,564.6	395.3		(690.5)	10,269.4	-2.8%	-6.5%
Net Revenue	1,233.1	29.5	(332.8)	131.3	1,061.1	-13.9%	10.6%
Net Revenue/hl	116.7	(1.5)	(32.4)	20.5	103.3	-11.5%	17.6%
COGS	(493.8)	(18.2)	130.5	2.0	(379.6)	-23.1%	-0.4%
COGS/hl	(46.7)	0.0	12.7	(3.0)	(37.0)	-20.9%	6.3%
Gross Profit	739.3	11.3	(202.3)	133.2	681.6	-7.8%	18.0%
Gross Margin	60.0%				64.2%	430 bps	400 bps
SG&A excl. deprec.&amort.	(226.8)	(2.1)	68.8	(45.0)	(205.1)	-9.6%	19.8%
SG&A deprec.&amort.	(18.8)	(0.1)	7.9	(5.7)	(16.6)	-11.3%	30.3%
SG&A Total	(245.6)	(2.2)	76.7	(50.7)	(221.8)	-9.7%	20.6%
Other operating income/expenses	21.4	0.0	(14.7)	(12.2)	(5.5)	nm	nm
Normalized EBIT	515.1	9.2	(140.3)	70.3	454.3	-11.8%	13.7%
Normalized EBIT Margin	41.8%				42.8%	100 bps	110 bps
Normalized EBITDA	588.1	9.2	(157.4)	78.0	518.0	-11.9%	13.3%
Normalized EBITDA Margin	47.7%				48.8%	110 bps	110 bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	33,697.8	920.4		(1,299.5)	33,318.7	-1.1%	-3.9%
Net Revenue	3,300.4	71.0	(54.5)	509.6	3,826.5	15.9%	15.4%
Net Revenue/hl	97.9	(0.6)	(1.6)	19.1	114.8	17.3%	19.5%
COGS	(1,395.3)	(43.2)	31.0	(83.3)	(1,490.8)	6.8%	6.0%
COGS/hl	(41.4)	(0.1)	0.9	(4.1)	(44.7)	8.1%	9.9%
Gross Profit	1,905.1	27.8	(23.5)	426.4	2,335.8	22.6%	22.4%
Gross Margin	57.7%				61.0%	330 bps	350 bps
SG&A excl. deprec.&amort.	(665.7)	(16.2)	16.1	(116.2)	(781.8)	17.5%	17.4%
SG&A deprec.&amort.	(61.6)	(0.4)	2.6	(13.9)	(73.3)	18.8%	22.5%
SG&A Total	(727.3)	(16.5)	18.7	(130.0)	(855.1)	17.6%	17.9%
Other operating income/expenses	24.7	0.1	10.0	(49.5)	(14.7)	nm	nm
Normalized EBIT	1,202.5	11.4	5.2	246.9	1,466.0	21.9%	20.5%
Normalized EBIT Margin	36.4%				38.3%	190 bps	160 bps
Normalized EBITDA	1,437.2	12.1	(0.5)	307.4	1,756.2	22.2%	21.4%
Normalized EBITDA Margin	43.5%				45.9%	230 bps	220 bps

Fourth quarter 2009 Results
March 04, 2010

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	4Q08	Scope	Translation	Growth	4Q09	Reported	Organic
Volume ('000 hl)	6,584.9	31.8		(249.5)	6,367.2	-3.3%	-3.8%
Net Revenue	905.9	9.3	(229.4)	100.3	786.1	-13.2%	11.1%
Net Revenue/hl	137.6	0.8	(36.0)	21.2	123.5	-10.3%	15.4%
COGS	(292.4)	(5.8)	69.3	2.3	(226.6)	-22.5%	-0.8%
COGS/hl	(44.4)	(0.7)	10.9	(1.4)	(35.6)	-19.9%	3.2%
Gross Profit	613.4	3.6	(160.1)	102.6	559.5	-8.8%	16.7%
Gross Margin	67.7%				71.2%	350 bps	340 bps
SG&A excl. deprec.&amort.	(165.6)	(0.1)	48.9	(37.0)	(153.8)	-7.1%	22.4%
SG&A deprec.&amort.	(8.9)		3.9	(5.4)	(10.3)	15.8%	60.2%
SG&A Total	(174.5)	(0.1)	52.8	(42.4)	(164.1)	-5.9%	24.3%
Other operating income/expenses	7.6		(14.6)	(0.5)	(7.5)	nm	nm
Normalized EBIT	446.6	3.5	(121.9)	59.7	387.8	-13.1%	13.4%
Normalized EBIT Margin	49.3%				49.3%	bps	100 bps
Normalized EBITDA	501.2	3.5	(133.3)	67.3	438.7	-12.5%	13.4%
Normalized EBITDA Margin	55.3%				55.8%	50 bps	120 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	20,427.3	58.5		(323.6)	20,162.2	-1.3%	-1.6%
Net Revenue	2,376.2	18.4	(6.9)	398.1	2,785.9	17.2%	16.8%
Net Revenue/hl	116.3	0.6	(0.3)	21.6	138.2	18.8%	18.6%
COGS	(809.6)	(11.5)	2.6	(62.5)	(881.1)	8.8%	7.7%
COGS/hl	(39.6)	(0.5)	0.1	(3.7)	(43.7)	10.3%	9.4%
Gross Profit	1,566.6	6.9	(4.3)	335.6	1,904.8	21.6%	21.4%
Gross Margin	65.9%				68.4%	240 bps	260 bps
SG&A excl. deprec.&amort.	(493.7)	(7.0)	7.0	(84.3)	(578.0)	17.1%	17.1%
SG&A deprec.&amort.	(29.3)		0.8	(10.5)	(39.1)	33.3%	35.9%
SG&A Total	(523.0)	(7.0)	7.7	(94.8)	(617.1)	18.0%	18.1%
Other operating income/expenses	9.8		10.1	(36.5)	(16.7)	nm	nm
Normalized EBIT	1,053.4	(0.1)	13.5	204.2	1,271.0	20.7%	19.4%
Normalized EBIT Margin	44.3%				45.6%	130 bps	100 bps
Normalized EBITDA	1,227.5	(0.1)	11.4	255.5	1,494.2	21.7%	20.8%
Normalized EBITDA Margin	51.7%				53.6%	200 bps	180 bps

Beer volume suffered an organic decline of 3.8% in the quarter and 1.6% for the FY09, which reflects declining industry volumes across the Quinsa markets driven by the impact of a challenging economic environment, poor weather conditions and tough comparatives against last year.

Net Revenue/hl grew 15.4% in the quarter and 18.6% for the FY09, driven by price increases in line with inflation and revenue management initiatives, together with strong performances from our premium brands.

COGS/hl increased 3.2% in the period, which is below the level of inflation, as we achieved higher productivity in our plants, effective currency hedging and important savings in packaging materials to offset general inflation and the continuous pressure of increasing labor costs. COGS/hl increased 9.4% for the FY09 which is also below the level of inflation as we were able to offset general inflation and higher personnel-related costs with higher productivity in our plants.

SG&A excluding depreciation and amortization increased 22.4% in the quarter and 17.1% for the FY09, driven by general inflation, higher personnel-related expenses and higher marketing expenses to support our brands.

Quinsa Beer EBITDA increased 13.4% in the quarter totaling R$438.7 million. For the FY09, Quinsa Beer EBITDA increased by 20.8% standing at R$1,494.2 million and with margins growing by 180 bps.

Fourth Quarter 2009 Results March 04, 2010 Page 13

LAS CSD & NANC

LAS CSD&Nanc R$ million	4Q08	Scope	Currency Translation	Organic Growth	4Q09	% As Reported	% Organic
Volume ('000 hl)	3,979.8	363.5		(441.0)	3,902.2	-1.9%	-11.1%
Net Revenue	327.2	20.2	(103.3)	30.9	275.0	-16.0%	9.4%
Net Revenue/hl	82.2	(2.2)	(26.5)	17.0	70.5	-14.3%	20.6%
COGS	(201.4)	(12.4)	61.3	(0.4)	(153.0)	-24.0%	0.2%
COGS/hl	(50.6)	1.4	15.7	(5.7)	(39.2)	-22.5%	11.2%
Gross Profit	125.9	7.8	(42.1)	30.5	122.1	-3.0%	24.3%
Gross Margin	38.5%				44.4%	590 bps	520 bps
SG&A excl. deprec.&amort.	(61.3)	(2.0)	20.0	(8.0)	(51.3)	-16.3%	13.1%
SG&A deprec.&amort.	(9.9)	(0.1)	4.0	(0.4)	(6.3)	-35.8%	3.7%
SG&A Total	(71.1)	(2.0)	23.9	(8.4)	(57.6)	-19.0%	11.8%
Other operating income/expenses	13.8	0.0	(0.1)	(11.7)	2.0	nm	nm
Normalized EBIT	68.5	5.7	(18.2)	10.4	66.5	-3.0%	15.2%
Normalized EBIT Margin	20.9%				24.2%	320 bps	110 bps
Normalized EBITDA	87.0	5.7	(24.2)	10.8	79.3	-8.8%	12.4%
Normalized EBITDA Margin	26.6%				28.8%	230 bps	70 bps

LAS CSD&Nanc R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported	% Organic
Volume ('000 hl)	13,270.5	861.9		(975.9)	13,156.5	-0.9%	-7.4%
Net Revenue	924.1	52.6	(47.6)	111.5	1,040.7	12.6%	12.1%
Net Revenue/hl	69.6	(0.5)	(3.6)	13.6	79.1	13.6%	19.5%
COGS	(585.7)	(31.6)	28.4	(20.7)	(609.7)	4.1%	3.5%
COGS/hl	(44.1)	0.5	2.2	(4.8)	(46.3)	5.0%	10.9%
Gross Profit	338.5	21.0	(19.3)	90.8	431.0	27.3%	26.8%
Gross Margin	36.6%				41.4%	480 bps	480 bps
SG&A excl. deprec.&amort.	(172.0)	(9.2)	9.2	(31.9)	(203.9)	18.5%	18.5%
SG&A deprec.&amort.	(32.3)	(0.4)	1.9	(3.3)	(34.1)	5.7%	10.3%
SG&A Total	(204.3)	(9.5)	11.0	(35.2)	(238.0)	16.5%	17.2%
Other operating income/expenses	15.0	0.1	(0.1)	(12.9)	2.0	nm	nm
Normalized EBIT	149.1	11.5	(8.3)	42.7	195.0	30.7%	28.6%
Normalized EBIT Margin	16.1%				18.7%	260 bps	240 bps
Normalized EBITDA	209.8	12.3	(11.9)	51.9	262.0	24.9%	24.8%
Normalized EBITDA Margin	22.7%				25.2%	250 bps	260 bps

CSD & NANC volumes in Quinsa declined by 11.1% in the period driven by lower industry volumes in Argentina, partly compensated by solid volume growth in Uruguay. Poor weather conditions and tough comparatives versus Q408 also contributed to the volume decline observed in the period. Volumes for the FY09 declined by 7.4% as a result of weak industry conditions, mainly in Argentina.

Net Revenues/hl registered an organic growth of 20.6% in Q409 and 19.5% for the FY09, as a result of price increases in line with inflation implemented during 2009, together with revenue management initiatives.

COGS/hl increased by 11.2% in Q409 and by 10.9% for the FY09, which is below the level of inflation for both periods as a result of lower PET prices and productivity gains, which partly offset general inflation and higher costs of sugar and labor.

SG&A expenses, excluding depreciation and amortization, increased 13.1% for the Q409 and 18.5% for the FY09, as a result mostly of personnel related costs, investments behind our brands and general inflation.

Quinsa CSD & Nanc Normalized EBITDA increased 12.4% in the quarter and 24.8% for the FY09, standing at R$262.0 million and increasing margins by 260 bps.

Fourth Quarter 2009 Results March 04, 2010 Page 14

Canada – Labatt

Canada Results R$ million	4Q08	Scope	Currency Translation	Organic Growth	4Q09	% As Reported	% Organic
Volume ('000 hl)	2,893.5			(163.3)	2,730.2	-5.6%	-5.6%
Net Revenue	997.7		(150.4)	(27.2)	820.1	-17.8%	-2.7%
Net Revenue/hl	344.8		(55.1)	10.7	300.4	-12.9%	3.1%
COGS	(339.8)		49.4	4.3	(286.1)	-15.8%	-1.3%
COGS/hl	(117.5)		18.1	(5.5)	(104.8)	-10.8%	4.6%
Gross Profit	657.8		(100.9)	(22.9)	534.0	-18.8%	-3.5%
Gross Margin	65.9%				65.1%	-80 bps	-50 bps
SG&A excl. deprec.&amort.	(299.9)		(296.5)	(34.5)	(631.0)	110.4%	11.5%
SG&A deprec.&amort.	(17.7)		2.0	0.8	(14.9)	-16.0%	-4.7%
SG&A Total	(317.6)		53.1	(33.7)	(298.2)	-6.1%	10.6%
Other operating income/expenses	0.6		(4.4)	4.5	0.8	nm	nm
Normalized EBIT	340.8		(52.2)	(52.0)	236.6	-30.6%	-15.3%
Normalized EBIT Margin	34.2%				28.8%	-530 bps	-440 bps
Normalized EBITDA	406.8		(56.5)	(45.1)	305.2	-25.0%	-11.1%
Normalized EBITDA Margin	40.8%				37.2%	-360 bps	-350 bps

Canada Results R$ million	YTD08	Scope	Currency Translation	Organic Growth	YTD09	% As Reported	% Organic
Volume ('000 hl)	11,747.0			(139.4)	11,607.5	-1.2%	-1.2%
Net Revenue	3,740.9		128.5	84.0	3,953.3	5.7%	2.2%
Net Revenue/hl	318.5		11.1	11.1	340.6	6.9%	3.5%
COGS	(1,220.2)		(43.6)	(76.7)	(1,340.4)	9.9%	6.3%
COGS/hl	(103.9)		(3.8)	(7.9)	(115.5)	11.2%	7.6%
Gross Profit	2,520.7		84.9	7.3	2,612.9	3.7%	0.3%
Gross Margin	67.4%				66.1%	-130 bps	-130 bps
SG&A excl. deprec.&amort.	(1,207.7)		(49.2)	1.5	(1,255.4)	4.0%	-0.1%
SG&A deprec.&amort.	(62.9)		(7.3)	16.8	(53.3)	-15.2%	-26.7%
SG&A Total	(1,270.6)		(56.5)	18.3	(1,308.8)	3.0%	-1.4%
Other operating income/expenses	23.2		(0.4)	(18.4)	4.4	nm	nm
Normalized EBIT	1,273.3		28.1	7.2	1,308.6	2.8%	0.6%
Normalized EBIT Margin	34.0%				33.1%	-90 bps	-60 bps
Normalized EBITDA	1,480.9		40.7	3.5	1,525.0	3.0%	0.2%
Normalized EBITDA Margin	39.6%				38.6%	-100 bps	-80 bps

In Q409, volumes declined by 5.6% due to a 1.9% decline in the Canadian beer industry and a 120 bps market share loss due to a more difficult competitive scenario. Total volumes in 2009 declined by 1.2% as the industry also contracted by 0.3% and our market share was 40 bps lower than in 2008.

Net Revenue/hl increased by 3.1% in the quarter and by 3.5% for the FY09. Almost half of this rise was driven by the increase in our share on the super premium segment resulting from the launch of Bud Light Lime (BLL). The remainder is explained by our price increases done during 2009.

COGS/hl increased 4.6% in Q409 mainly due to higher depreciation expenses and a lower dilution of fixed costs as a result of lower volumes.  Variable COGS/hl remained almost flat against Q408 as productivity and efficiency improvements offset higher aluminum and US dollar hedged rates. COGS/hl increased by 7.6% for the FY09 as a result of (i) higher import costs, (ii) higher aluminum and USD hedge rates and (iii) higher industrial depreciation.

SG&A expenses excluding depreciation and amortization was up 11.5% in Q409 and stayed almost flat for the FY09. The increase in the quarter is explained mainly by the phasing of some sales and marketing investments as well as some one-time expenses, while for the full-year we were able to fund these investments with internal production and administrative efficiencies.

Overall, EBITDA declined by 11.1% in the quarter and remained almost flat for the full year, with margins declining 350 bps and 80 bps respectively.

Fourth Quarter 2009 Results March 04, 2010 Page 15

Other Operating Income, net

Other operating income increased by R$37.8MM in the quarter, basically as a result of an increase in government grants and the reversal of provisions for losses from minority interest on subsidiaries with net liabilities recorded in December 2008, mainly due to the acquisition of Dominican Republic minority shareholders.

Other Operating income, net	4Q09	4Q08	YTD 09	YTD 08

R$ million

Government grants	114.0	60.9	303.7	238.3
Other tax credits	45.7	61.2	127.2	58.7
(Additions to)/Reversals of provisions	9.0	(32.3)	14.6	(29.1)
Net gain on disposal of property, plant and equipment and intangible assets	9.0	16.7	29.8	46.6
Other income	(16.0)	17.4	63.9	69.0

	161.7	123.9	539.3	383.5

Special items

Special items totaled R$196.6 million income in 2009, compared to R$59.2 million special losses in 2008, primarily due to gains from perpetual license for Labatt family brands in the USA.

Special items	4Q09	4Q08	YTD09	YTD08

R$ million

Restructuring	(3.5)	(8.6)	(42.8)	(20.6)
Gain from perpetual license for Labatt brands in the USA	-	-	239.4	-
Merger and acquisition activities (M&A)		(17.1)		(17.1)
Disputes		(21.6)		(21.6)

	(3.5)	(47.3)	196.6	(59.2)

Fourth Quarter 2009 Results March 04, 2010 Page 16

Net Financial Results

AmBev’s net financial result improved by R$164.9 million in Q4 2009 mainly because of: (i) lower net interest expenses due the retirement of certain debt that matured during the period and was not renewed (see debt note below); (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy and (iii) higher other financial expenses.

These three factors also explain net interest expense decline of R$ 208.7MM for the full year.

Breakdown of Net Financial Results	4Q09	4Q08	YTD 09	YTD 08
R$ million

Interest income	45.4	11.2	169.3	89.1
Interest expenses	(146.1)	(333.1)	(812.5)	(1,200.5)
Gains (losses) on derivative instruments	(50.4)	(17.6)	(167.6)	26.2
Gains/(losses) on non-derivative instruments	47.8	25.4	2.6	-
Taxes on financial transactions	(13.7)	(23.5)	(48.5)	(64.0)
Other financial expenses, net	(47.9)	6.8	(125.5)	(41.6)

Net Financial Results	(164.8)	(330.7)	(982.1)	(1,190.8)

	December 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	359.9	2,111.7	2,471.6	2,883.2	1,579.7	4,462.9
Foreign Currency	441.2	4,348.5	4,789.7	705.0	5,489.9	6,194.9
Consolidated Debt	801.1	6,460.2	7,261.2	3,588.2	7,069.6	10,657.8

Cash and Equivalents			4,042.9			3,298.9
Short-Term Investiments			-			0.1

Net Debt			3,218.3			7,358.9

The Company’s total debt decreased from R$10,657.8 million in December 2008 to R$7,261.2 million in December 2009. This decrease results from the payment of certain debt which matured in the period, amounting to approximately R$1.7 billion on April 13th, and about R$0.8 billion in debt related to our Debentures 2009 on July 1st. At the same time, during June we obtained around R$400 million from BNDES to support our investments in Brazil such as our new plant in the state of Minas Gerais.

During 2009, we paid around R$3.6 billion in dividends and IOC to our shareholders.

Fourth Quarter 2009 Results March 04, 2010 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.9% in the period compared to 31.9% in Q4 2008. The effective tax rate in Q4 2009 was 29.1% compared to last year’s rate of 19.9%. The main reasons for the tax rate increase during the quarter are some hedge expenses that are non-deductible and tax deferred liabilities over earnings of foreign subsidiaries, plus a higher EBT which is taxable at full rate. These drivers also explain our effective tax rate of 26.9% for the full year of 2009 versus 21.8% in 2008.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	4Q09	4Q08	YTD 09	YTD 08
R$ million

Profit before tax	2,490.4	2,167.8	8,196.5	6,638.0

Adjustment on taxable basis
Non-taxable net financial and other income	(123.6)	(35.8)	(650.9)	(355.8)
Non-taxable intercompany dividends	0.6	(0.0)	-	(0.2)
Goverment grant related to sales taxes	(93.8)	(56.4)	(263.4)	(238.3)
Hedge Commodities Result	46.2	(20.1)	348.0	(34.3)
Expenses non-deductible for tax purposes	33.7	73.7	177.5	177.6
	2,353.5	2,129.2	7,807.7	6,186.9
Aggregated weighted nominal tax rate	32.9%	31.9%	32.5%	32.7%
Taxes – nominal rate	(774.0)	(679.0)	(2,540.6)	(2,022.5)

Adjustment on taxes expenses
Goverment grant on income tax	60.7	58.9	198.5	134.7
Tax savings from tax credits (interest attributed to shareholders’ equity)	87.9	80.4	346.8	337.4
Tax savings from goodwill amortization on tax books	32.7	63.6	142.8	174.0
Change in tax rate	-	6.1	-	6.1
Dividends withholding tax	(67.0)	(40.2)	(130.8)	(71.6)
Losses recognized in operations abroad, non- deductible	(22.2)	(11.3)	(47.5)	(40.7)
Other tax adjustment	(43.9)	89.1	(177.3)	35.3
Expense on income tax	(725.9)	(432.3)	(2,208.1)	(1,447.2)
Effective tax rate	29.1%	19.9%	26.9%	21.8%

Minority Interest

Minority interest in subsidiaries corresponded to a total income of R$26.5 million in Q4 2009 compared to an expense of R$ 34.4 million in Q4 2008. The main reason for this variation was the reversal of the provision for minorities, calculated over some companies of our HILA-ex operations that used to have net liabilities until Q4 2008.

Net Income

AmBev posted a net income of R$1,790.9 million in the period compared to R$1,701.1 million last year. The main reason for this increase was a better operating result, partly offset by higher effective tax rate in the period.

Fourth Quarter 2009 Results March 04, 2010 Page 18

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures used by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (ii) Share of results of associates, (iv) Net Financial Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	4Q09	4Q08	YTD 09	YTD 08
Net Income - AmBev holders	1,790.9	1,701.1	5,986.0	5,119.1
Minority interest	(26.5)	34.4	2.3	71.8
Income tax expense	725.9	432.3	2,208.1	1,447.2
Income Before Taxes	2,490.4	2,167.8	8,196.5	6,638.0
Share of results of associates	(0.2)	1.5	(0.7)	(2.3)
Net Financial Results	164.8	330.7	982.1	1,190.8
Special items	(3.5)	(47.3)	196.6	(59.2)
Normalized EBIT	2,658.5	2,547.3	8,981.3	7,885.7
Depreciation & Amortization	362.9	418.5	1,379.8	1,288.6
Normalized EBITDA	3,021.3	2,965.8	10,361.1	9,174.3

Shareholding Structure

The table below shows AmBev’s shareholding structure as of December 31, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	256,457,877	74.0%	124,954,484	46.3%	381,412,361	61.9%
FAHZ	58,579,251	16.9%	0	0.0%	58,579,251	9.5%
Market	31,436,765	9.1%	145,007,845	53.7%	176,444,610	28.6%
Outstanding	346,473,893	100.0%	269,962,329	100.0%	616,436,222	100.0%
Treasury	120,679		431,082		551,761
TOTAL	346,594,572		270,393,411		616,987,983
Free float BM&FBovespa	30,445,750	8.8%	96,802,017	35.9%	127,247,767	20.6%
Free float NYSE	991,015	0.3%	48,205,828	17.9%	49,196,843	8.0%

Fourth Quarter 2009 Results March 04, 2010 Page 19

Q4 2009 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	March 04th, 2009 (Thursday)

Time:	13:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1(800) 860-2442
	International participants	+ 1(412) 858-4600

Code:	AmBev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on AmBev´s website: www.ambev.com.br / Investidores / 4Q09 Webcast (please click on US Flag for the website´s english version).

Playback: The conference call replay through internet will be available one hour after conclusion at AmBev´s website: www.ambev.com.br/Investidores/4Q09 Webcast. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 437655# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

www.ambev.com/investidores/

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

The consolidated financial data of Companhia de Bebidas das Americas - AmBev presented in this release, is presented according to the International Financial Reporting Standards - IFRS, as issued by International Accounting Standards Board - IASB, based on the audited financial information. The non-financial information, as well as other operating information, was not included in the scope of the independent auditors audit.

SUPPLEMENTAL FINANCIAL INFORMATION Fourth quarter 2009 Results March 04 , 2010 Pág. 20

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%		4Q09	4Q08%
Volumes (000 hl)	23,751	21,184	12.1%	8,400	7,618	10.3%	32,150	28,802	11.6%	10,269	10,565	-6.5%	1,883	1,696	11.0%	2,730	2,893	-5.6%	47,033	43,956	6.1%

R$ million
Net Sales	3,858.8	3,242.8	19.0%	800.4	699.1	14.5%	4,659.2	3,941.9	18.2%	1,061.1	1,233.1	10.6%	238.2	192.9	33.2%	820.1	997.7	-2.7%	6,778.6	6,365.5	13.9%
% of Total	56.9%	50.9%		11.8%	11.0%		68.7%	61.9%		15.7%	19.4%		3.5%	3.0%		12.1%	15.7%		100.0%	100.0%
COGS	(1,118.6)	(952.4)	17.4%	(313.2)	(274.0)	14.3%	(1,431.8)	(1,226.4)	16.7%	(379.6)	(493.8)	-0.4%	(154.1)	(139.6)	6.3%	(286.1)	(339.8)	-1.3%	(2,251.6)	(2,199.6)	9.5%
% of Total	49.7%	43.3%		13.9%	12.5%		63.6%	55.8%		16.9%	22.4%		6.8%	6.3%		12.7%	15.4%		100.0%	100.0%
Gross Profit	2,740.3	2,290.4	19.6%	487.1	425.0	14.6%	3,227.4	2,715.4	18.9%	681.6	739.3	18.0%	84.1	53.3	103.4%	534.0	657.8	-3.5%	4,527.0	4,165.9	16.3%
% of Total	60.5%	55.0%		10.8%	10.2%		71.3%	65.2%		15.1%	17.7%		1.9%	1.3%		11.8%	15.8%		100.0%	100.0%
SG&A	(1,171.6)	(904.4)	29.5%	(204.5)	(159.1)	28.5%	(1,376.1)	(1,063.5)	29.4%	(221.8)	(245.6)	20.6%	(134.2)	(115.8)	21.4%	(298.2)	(317.6)	10.6%	(2,030.3)	(1,742.5)	24.2%
% of Total	57.7%	51.9%		10.1%	9.1%		67.8%	61.0%		10.9%	14.1%		6.6%	6.6%		14.7%	18.2%		100.0%	100.0%
Other operating income, net	121.4	56.4	115.4%	46.2	38.2	21.0%	167.6	94.6	77.2%	(5.5)	21.4	nm	(1.2)	7.3	nm	0.8	0.6	nm	161.7	123.9	53.4%
% of Total	75.1%	45.5%		28.6%	30.8%		103.6%	76.3%		-3.4%	17.2%		-0.7%	5.9%		0.5%	0.5%		100.0%	100.0%
Normalized EBIT	1,690.1	1,442.4	17.2%	328.8	304.1	8.1%	2,018.9	1,746.5	15.6%	454.3	515.1	13.7%	(51.3)	(55.1)	nm	236.6	340.8	-15.3%	2,658.5	2,547.3	12.6%
% of Total	63.6%	56.6%		12.4%	11.9%		75.9%	68.6%		17.1%	20.2%		-1.9%	-2.2%		8.9%	13.4%		100.0%	100.0%
Normalized EBITDA	1,836.0	1,646.2	11.5%	383.8	354.0	8.4%	2,219.8	2,000.2	11.0%	518.0	588.1	13.3%	(21.6)	(29.5)	nm	305.2	406.8	-11.1%	3,021.3	2,965.8	9.1%
% of Total	60.8%	55.5%		12.7%	11.9%		73.5%	67.4%		17.1%	19.8%		-0.7%	-1.0%		10.1%	13.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.0%	-29.4%		-39.1%	-39.2%		-30.7%	-31.1%		-35.8%	-40.0%		-64.7%	-72.4%		-34.9%	-34.1%		-33.2%	-34.6%
Gross Profit	71.0%	70.6%		60.9%	60.8%		69.3%	68.9%		64.2%	60.0%		35.3%	27.6%		65.1%	65.9%		66.8%	65.4%
SG&A	-30.4%	-27.9%		-25.5%	-22.8%		-29.5%	-27.0%		-20.9%	-19.9%		-56.3%	-60.0%		-36.4%	-31.8%		-30.0%	-27.4%
Other operating income, net	3.1%	1.7%		5.8%	5.5%		3.6%	2.4%		-0.5%	1.7%		-0.5%	3.8%		0.1%	0.1%		2.4%	1.9%
Normalized EBIT	43.8%	44.5%		41.1%	43.5%		43.3%	44.3%		42.8%	41.8%		-21.5%	-28.6%		28.8%	34.2%		39.2%	40.0%
Normalized EBITDA	47.6%	50.8%		48.0%	50.6%		47.6%	50.7%		48.8%	47.7%		-9.1%	-15.3%		37.2%	40.8%		44.6%	46.6%

Per Hectoliter - (R$/hl)
Net Sales	162.5	153.1	6.1%	95.3	91.8	3.8%	144.9	136.9	5.9%	103.3	116.7	17.6%	126.5	113.7	18.2%	300.4	344.8	3.1%	144.1	144.8	7.3%
COGS	(47.1)	(45.0)	4.8%	(37.3)	(36.0)	3.7%	(44.5)	(42.6)	4.6%	(37.0)	(46.7)	6.3%	(81.9)	(82.3)	-6.7%	(104.8)	(117.5)	4.6%	(47.9)	(50.0)	3.1%
Gross Profit	115.4	108.1	6.7%	58.0	55.8	3.9%	100.4	94.3	6.5%	66.4	70.0	25.1%	44.7	31.4	83.4%	195.6	227.3	2.3%	96.3	94.8	9.5%
SG&A	(49.3)	(42.7)	15.5%	(24.3)	(20.9)	16.6%	(42.8)	(36.9)	15.9%	(21.6)	(23.2)	27.8%	(71.3)	(68.3)	7.2%	(109.2)	(109.8)	17.2%	(43.2)	(39.6)	16.9%
Other operating income, net	5.1	2.7	92.1%	5.5	5.0	9.7%	5.2	3.3	58.8%	(0.5)	2.0	-52.4%	(0.6)	4.3	-3.4%	0.3	0.2	766.4%	3.4	2.8	44.1%
Normalized EBIT	71.2	68.1	4.5%	39.1	39.9	-1.9%	62.8	60.6	3.6%	44.2	48.8	20.6%	(27.3)	(32.5)	-65.2%	86.7	117.8	-10.2%	56.5	58.0	6.2%
Normalized EBITDA	77.3	77.7	-0.5%	45.7	46.5	-1.7%	69.0	69.4	-0.6%	50.4	55.7	20.2%	(11.5)	(17.4)	-68.6%	111.8	140.6	-5.8%	64.2	67.5	2.9%

SUPPLEMENTAL FINANCIAL INFORMATION Fourth quarter 2009 Results March 04 , 2010 Pág. 21

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	76,278	69,961	12.1%	27,120	25,133	8.1%	103,398	95,094	9.4%	33,319	33,698	-3.9%	6,398	6,424	-0.4%	11,608	11,747	-1.2%	154,722	146,963	5.1%

R$ million
Net Sales	12,064.7	10,759.5	12.5%	2,567.4	2,299.2	11.9%	14,632.1	13,058.7	12.4%	3,826.5	3,300.4	15.4%	782.1	613.2	13.1%	3,953.3	3,740.9	2.2%	23,194.0	20,713.2	11.1%
% of Total	52.0%	51.9%		11.1%	11.1%		63.1%	63.0%		16.5%	15.9%		3.4%	3.0%		17.0%	18.1%		100.0%	100.0%
COGS	(3,411.9)	(3,224.3)	6.7%	(999.4)	(956.9)	4.8%	(4,411.3)	(4,181.2)	6.3%	(1,490.8)	(1,395.3)	6.0%	(489.5)	(421.0)	0.0%	(1,340.4)	(1,220.2)	6.3%	(7,731.9)	(7,217.6)	5.8%
% of Total	44.1%	44.7%		12.9%	13.3%		57.1%	57.9%		19.3%	19.3%		6.3%	5.8%		17.3%	16.9%		100.0%	100.0%
Gross Profit	8,652.8	7,535.3	15.0%	1,568.0	1,342.3	16.9%	10,220.8	8,877.6	15.3%	2,335.8	1,905.1	22.4%	292.7	192.2	41.7%	2,612.9	2,520.7	0.3%	15,462.1	13,495.5	13.8%
% of Total	56.0%	55.8%		10.1%	9.9%		66.1%	65.8%		15.1%	14.1%		1.9%	1.4%		16.9%	18.7%		100.0%	100.0%
SG&A	(3,754.4)	(3,095.4)	22.3%	(630.0)	(516.5)	22.6%	(4,384.5)	(3,611.8)	22.4%	(855.1)	(727.3)	17.9%	(471.7)	(383.6)	7.6%	(1,308.8)	(1,270.6)	-1.4%	(7,020.1)	(5,993.3)	15.8%
% of Total	53.5%	51.6%		9.0%	8.6%		62.5%	60.3%		12.2%	12.1%		6.7%	6.4%		18.6%	21.2%		100.0%	100.0%
Other operating income, net	392.5	221.9	76.9%	131.1	87.6	49.6%	523.6	309.5	69.2%	(14.7)	24.7	nm	25.9	26.1	-13.9%	4.4	23.2	nm	539.3	383.5	37.2%
% of Total	72.8%	57.9%		24.3%	22.9%		97.1%	80.7%		-2.7%	6.4%		4.8%	6.8%		0.8%	6.0%		100.0%	100.0%
Normalized EBIT	5,290.8	4,661.8	13.1%	1,069.1	913.4	16.8%	6,359.9	5,575.2	13.7%	1,466.0	1,202.5	20.5%	(153.2)	(165.3)	nm	1,308.6	1,273.3	0.6%	8,981.3	7,885.7	13.5%
% of Total	58.9%	59.1%		11.9%	11.6%		70.8%	70.7%		16.3%	15.2%		-1.7%	-2.1%		14.6%	16.1%		100.0%	100.0%
Normalized EBITDA	5,883.7	5,286.5	10.9%	1,254.6	1,055.9	18.6%	7,138.3	6,342.4	12.2%	1,756.2	1,437.2	21.4%	(58.4)	(86.2)	nm	1,525.0	1,480.9	0.2%	10,361.1	9,174.3	12.3%
% of Total	56.8%	57.6%		12.1%	11.5%		68.9%	69.1%		17.0%	15.7%		-0.6%	-0.9%		14.7%	16.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.3%	-30.0%		-38.9%	-41.6%		-30.1%	-32.0%		-39.0%	-42.3%		-62.6%	-68.7%		-33.9%	-32.6%		-33.3%	-34.8%
Gross Profit	71.7%	70.0%		61.1%	58.4%		69.9%	68.0%		61.0%	57.7%		37.4%	31.3%		66.1%	67.4%		66.7%	65.2%
SG&A	-31.1%	-28.8%		-24.5%	-22.5%		-30.0%	-27.7%		-22.3%	-22.0%		-60.3%	-62.6%		-33.1%	-34.0%		-30.3%	-28.9%
Other operating income, net	3.3%	2.1%		5.1%	3.8%		3.6%	2.4%		-0.4%	0.7%		3.3%	4.3%		0.1%	0.6%		2.3%	1.9%
Normalized EBIT	43.9%	43.3%		41.6%	39.7%		43.5%	42.7%		38.3%	36.4%		-19.6%	-27.0%		33.1%	34.0%		38.7%	38.1%
Normalized EBITDA	48.8%	49.1%		48.9%	45.9%		48.8%	48.6%		45.9%	43.5%		-7.5%	-14.1%		38.6%	39.6%		44.7%	44.3%

Per Hectoliter - (R$/hl)
Net Sales	158.2	153.8	2.4%	94.7	91.5	3.5%	141.5	137.3	2.7%	114.8	97.9	19.5%	122.2	95.5	13.6%	340.6	318.5	3.5%	149.9	140.9	5.7%
COGS	(44.7)	(46.1)	-2.9%	(36.8)	(38.1)	-3.1%	(42.7)	(44.0)	-2.9%	(44.7)	(41.4)	9.9%	(76.5)	(65.5)	0.5%	(115.5)	(103.9)	7.6%	(50.0)	(49.1)	0.7%
Gross Profit	113.4	107.7	4.6%	57.8	53.4	8.2%	98.8	93.4	5.3%	70.1	56.5	26.5%	45.7	29.9	42.2%	225.1	214.6	1.5%	99.9	91.8	8.3%
SG&A	(49.2)	(44.2)	11.3%	(23.2)	(20.6)	13.4%	(42.4)	(38.0)	11.8%	(25.7)	(21.6)	22.0%	(73.7)	(59.7)	8.0%	(112.8)	(108.2)	-0.3%	(45.4)	(40.8)	10.1%
Other operating income, net	5.1	3.2	61.4%	4.8	3.5	38.5%	5.1	3.3	54.9%	(0.4)	0.7	nm	4.0	4.1	nm	0.4	2.0	nm	3.5	2.6	30.5%
Normalized EBIT	69.4	66.6	2.9%	39.4	36.3	8.1%	61.5	58.6	3.9%	44.0	35.7	24.6%	(23.9)	(25.7)	nm	112.7	108.4	1.8%	58.0	53.7	8.0%
Normalized EBITDA	77.1	75.6	0.9%	46.3	42.0	9.8%	69.0	66.7	2.6%	52.7	42.7	25.5%	(9.1)	(13.4)	nm	131.4	126.1	1.4%	67.0	62.4	6.9%

Fourth quarter 2009 Results March 04, 2010 Page 22

CONSOLIDATED BALANCE SHEET
R$ million	December 2009	December 2008
Assets
Non-Current Assets
Property, plant and equipment	6,595.1	7,304.6
Goodwill	17,527.5	17,912.4
Intangible assets	1,932.6	2,492.9
Investments in associates	24.3	30.4
Investment securities	246.9	317.4
Deferred tax assets	1,368.5	1,817.8
Employee benefits	13.7	19.9
Trade and other receivables	2,089.3	2,624.2
Total Non-Current Assets	29,797.8	32,519.6

Current assets
Investment securities	73.3	0.1
Inventories	1,488.1	2,018.1
Income tax receivable	986.2	479.7
Trade and other receivables	3,652.5	3,428.7
Cash and cash equivalents	4,042.9	3,298.9
Assets held for sale	60.2	67.9
	10,303.2	9,293.3

Total Assets	40,101.0	41,813.0

Equity and Liabilities
Equity
Issued capital	6,832.1	6,602.0
Reserves	(1,365.6)	321.5
Retained earnings	16,550.9	13,864.0
Equity attributable to equity holders of AmBev	22,017.5	20,787.5
Minority interests	278.7	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,460.2	7,069.6
Employee benefits	767.9	784.3
Deferred tax liabilities	502.2	821.2
Trade and other payables	663.6	626.4
Provisions	919.4	962.9
	9,313.2	10,264.3

Current liabilities
Bank overdrafts	18.6	18.8
Interest-bearing loans and borrowings	801.1	3,588.2
Income tax payable	1,296.0	680.8
Trade and other payables	6,279.9	6,147.5
Provisions	96.2	101.8
	8,491.7	10,537.1

Total equity and liabilities	40,101.0	41,813.0

Fourth quarter 2009 Results March 04, 2010 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	4Q09	4Q08	YTD 09	YTD 08

Net sales	6,778.6	6,365.5	23,194.0	20,713.2
Cost of sales	(2,251.6)	(2,199.6)	(7,731.9)	(7,217.6)
Gross profit	4,527.0	4,165.9	15,462.1	13,495.5

Sales and marketing expenses	(1,583.8)	(1,449.9)	(5,542.0)	(4,956.3)
Administrative expenses	(446.4)	(292.5)	(1,478.0)	(1,037.0)
Other operating income, net.	161.7	123.8	539.3	383.5
Special items above EBIT	(3.5)	(47.3)	196.6	(59.2)

Income from operations (EBIT)	2,655.0	2,500.0	9,177.9	7,826.5

Net Financial Results	(164.8)	(330.7)	(982.1)	(1,190.8)
Share of results of associates	0.2	(1.5)	0.7	2.3

Income before income tax	2,490.4	2,167.8	8,196.5	6,638.0

Income tax expense	(725.9)	(432.3)	(2,208.1)	(1,447.2)

Net Income	1,764.4	1,735.5	5,988.3	5,190.9
Attributable to:
AmBev holders	1,790.9	1,701.1	5,986.0	5,119.1
Minority interest	(26.5)	34.4	2.3	71.8

Nº of basic shares outstanding (millions)	616.4	614.0	615.5	613.8
Nº of diluted shares outstanding (millions)	617.3	614.5	616.4	614.3

Basic earnings per share – preferred	3.06	2.92	10.25	8.79
Basic earnings per share – common	2.78	2.65	9.32	7.99
Diluted earnings per share– preferred	3.06	2.92	10.23	8.78
Diluted earnings per share– common	2.78	2.65	9.30	7.98

Fourth quarter 2009 Results March 04, 2010 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	4Q09	4Q08	YTD 09	YTD 08
Cash Flows from Operating Activities
Net income for the period	1,764.4	1,735.5	5,988.3	5,190.9
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	360.2	418.2	1,376.5	1,290.7
Impairment losses on receivables and inventories	12.2	19.2	74.7	56.0
Additions/(reversals) in provisions and employee benefits	28.6	81.1	119.9	190.8
Net financing cost	164.8	330.7	982.1	1,190.8
Other non-cash items included in net income	34.8	24.5	(30.2)	7.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	(6.5)	(16.0)	(27.5)	(20.0)
Loss/(gain) on assets held for sale	(2.5)	(0.7)	(2.3)	(26.6)
Equity-settled share-based payment expense	61.5	16.7	134.7	57.8
Income tax expense	725.9	432.3	2,208.1	1,447.2
Share of result of associates	(0.2)	1.5	(0.7)	(2.3)
Cash flow from operating activities before changes in working capital and use of provisions	3,143.2	3,043.1	10,823.7	9,383.1
Decrease/(increase) in trade and other receivables	(399.5)	(581.9)	(398.5)	(202.5)
Decrease/(increase) in inventories	(43.7)	(367.3)	190.4	(395.3)
Increase/(decrease) in trade and other payables	1,053.0	1,489.3	(98.8)	710.9
Cash generated from operations	3,753.0	3,583.2	10,516.8	9,496.2
Interest paid	(270.4)	(117.3)	(1,165.0)	(976.9)
Interest received	75.9	8.2	158.6	92.6
Income tax paid	(250.9)	(577.2)	(813.3)	(1,579.4)
Cash flow from operating activities	3,307.6	2,896.9	8,697.0	7,032.6
Proceeds from sale of property, plant and equipment	13.3	(49.5)	88.5	53.9
Proceeds from sale of intangible assets	0.1	(2.8)	-	18.1
Repayments of loans granted	0.5	0.0	1.5	0.7
Acquisition of subsidiaries, net of cash acquired	17.8	-	(44.5)	-
Purchase of minority interest	(37.3)	(8.1)	(88.9)	(691.9)
Acquisition of property, plant and equipment	(551.1)	(713.5)	(1,306.2)	(1,782.0)
Acquisition of intangible assets	(23.8)	(12.4)	(132.6)	(175.3)
Net proceeds/(acquisition) of debt securities	207.5	50.1	(79.6)	231.4
Net proceeds/(acquisition) of other assets	7.0	3.0	10.0	131.0
Cash flow from investing activities	(366.1)	(733.1)	(1,551.9)	(2,214.1)
Capital increase	0.3	-	85.0	55.7
Proceeds from borrowings	(62.2)	571.8	1,291.6	6,502.8
Repayment of borrowings	(287.3)	(1,001.0)	(3,779.7)	(6,545.4)
Proceeds/repurchase of treasury shares	(3.5)	6.2	34.5	(600.6)
Cash net finance costs other than interests	(67.1)	57.9	7.8	(605.7)
Payment of finance lease liabilities	(3.0)	(3.5)	(7.7)	(10.8)
Dividend and interest on own capital paid	(2,312.8)	(663.5)	(3,560.5)	(2,801.8)
Cash flow from financing activities	(2,735.5)	(1,032.1)	(5,929.0)	(4,005.7)

Net increase/(decrease) in cash and cash equivalents	206.0	1,131.7	1,216.2	812.7

Cash and cash equivalents less bank overdrafts at beginning of year	3,851.8	2,007.8	3,280.0	2,240.9

Effect of exchange rate fluctuations	(33.5)	140.6	(471.9)	226.4

Cash and cash equivalents less bank overdrafts at end of year	4,024.3	3,280.0	4,024.3	3,280.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer